EXHIBIT A

REVISED SELECTED CONSOLIDATED FINANCIAL DATA

The tables below present revised selected consolidated financial data as of and for the periods indicated. You should read this information together with our revised consolidated financial statements appearing in Exhibit B to this report.

	As of the year ended December 31,
	2004	2005	2006	2007	2008
	(in thousands of U.S.$, except ratios and per share data)
INCOME STATEMENT DATA
Net sales	2,075,052	2,373,907	2,850,012	3,576,719	3,693,970
Cost of sales, exclusive of depreciation	(1,041,590)	(1,388,322)	(1,626,038)	(2,108,730)	(2,436,866)
Depreciation	(141,329)	(170,291)	(186,995)	(240,299)	(224,397)
Selling and administrative expenses	(124,784)	(180,355)	(229,220)	(279,868)	(297,295)
Impairment of fixed assets	—	—	—	—	(65,378)
Income from operations	767,349	634,939	807,759	947,822	670,034
Interest income	25,431	34,487	40,899	47,735	31,284
Other income (expense)	(4,990)	(2,225)	(344)	10,820	21,395
Foreign exchange gains (losses)	16,227	(6,249)	10,510	(1,942)	(93,982)
Interest expenses	(78,109)	(109,886)	(82,460)	(136,595)	(118,066)
Income before taxes and equity from earnings of unconsolidated affiliates	725,908	551,066	776,364	867,840	510,665
Provision for income taxes	(139,899)	(113,328)	(161,958)	(178,924)	(111,998)
Equity in earnings of unconsolidated affiliates	6,473	6,682	7,926	9,520	6,718
Net income	592,482	444,420	622,332	698,436	405,385
Net income attributable to non-controlling interest	(321)	(72)	100	(1,079)	(7,680)
Net income attributable to Arauco	592,161	448,348	622,432	697,357	397,705
Dividends paid	175,387	207,724	194,691	284,343	300,663
BALANCE SHEET DATA(1)
Property, plant and equipment (less forests), net	2,524,428	3,087,900	3,447,037	3,562,250	3,519,961
Forests	1,412,488	1,549,903	2,016,637	2,241,737	2,188,739
Total assets	5,273,866	6,114,019	7,068,952	7,700,376	7,600,871
Total long-term liabilities	1,919,979	2,434,810	2,501,850	2,838,585	2,743,603
Total equity	2,794,114	3,103,018	3,546,237	3,980,744	4,067,860
CASH FLOW DATA
Cash flow from operating activities	720,069	691,165	866,847	964,914	705,287
Cash flow arising from financing activities	(127,636)	115,661	71,871	(217,053)	(362,772)
Cash flow arising from investment activities	(595,225)	(805,351)	(942,496)	(732,534)	(361,357)
OTHER FINANCIAL DATA
Capital expenditures(2)	757,320	618,337	1,090,450	462,837	451,863
Depreciation	141,329	170,291	186,995	240,299	224,397
Number of shares	113,152,446	113,152,446	113,152,446	113,152,446	113,152,446
Net income per share(3)	5.23	3.93	5.50	6.16	3.51
Dividends paid	175,387	207,724	194,691	284,343	300,663
Dividends per share(3)	1.55	1.84	1.72	2.51	2.66

(1)	In 2006, we adopted the SEC Staff Accounting Bulletin No. 108 with respect to quantifying misstatements in financial statements. See Note 1(u) to our audited consolidated U.S. GAAP financial statements included herein as Exhibit B.

(2)	Accrued for the period. Capital expenditures do not include acquisitions of other companies. See Note 13 to our audited consolidated U.S. GAAP financial statements included herein as Exhibit B.

(3)	Net income attributable to Celulosa Arauco Constitución, S.A. was considered for purposes of calculating this item.